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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2006
WASH. DC 209

SEC FILE NUMBER
8-50498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__1-1-05_____ AND ENDING__12-31-05_____

　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28004 CENTER OAKS, SUITE 100

(No. and Street)

WIXOM	MICHIGAN	48393
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN J. BOSSIO
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　248-449-9310

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA & COMPANY, P.C.

(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790	TROY	MICHIGAN	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _ALAN J. BOSSIO_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _BOSSIO FINANCIAL GROUP, INC._ , as of _DECEMBER 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2005

TABLE OF CONTENTS

	Page

Facing Page 3

Report of Independent Certified Public Accountants 4

Financial Statements:

  Balance Sheet 5

  Statement of Operations 6

  Statement of Stockholders' Equity 7

  Statement of Cash Flows 8

  Notes to Financial Statements 9

Supplemental Information:

  Report of Independent Certified Public Accountants
  on Supplemental Information 11

  Schedule of Computation of Net Capital Under Rule 15c3-1
  of the Securities and Exchange Commission 12



GK &Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying balance sheet of Bossio Financial Group, Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2005, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 6, 2006

-4-

BOSSIO FINANCIAL GROUP, INC.

BALANCE SHEET

December 31, 2005

<u>ASSETS</u>

ASSETS
  Cash .... $ 29,134
  Furniture, fixtures and equipment, less
    depreciation (Notes A2 and B) ....   -
  Accounts receivable ....   -

                                          $ 29,134

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

LIABILITIES
  Accounts payable .... $ -
  Accrued expenses   2,100
                                          2,100

STOCKHOLDERS' EQUITY (Note D)
  Common stock - authorized, 60,000 shares; issued
    and outstanding, 10,000 shares   40,388
  Retained earnings ....   (13,354)

                                          27,034

                                        $ 29,134

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2005

Revenues
  Commissions .... $ 22,426
  Investment banking   121,633
  Interest   146
                                                      ─────────
                                                       144,205

Expenses (Note E)
  Management fee ....   -
  Occupancy and equipment   30,552
  Interest...   -
  Professional and outside services   23,070
  Advertising and business promotion   7,289
  Office supplies and expenses   26,895
  Other operating expenses   9,191
  Commissions and brokerage ....   -
                                                      ─────────

                                                        96,997

      Net income (Note C) .... $ 47,208

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2005

	Common Stock	Retained Earnings
Balance at January 1, 2005	$40,388	$ (7,687)
Capital contribution	-	-
Shareholder distributions	-	(52,875)
Net income for year	-	47,208
Balance at December 31, 2005	$40,388	$(13,354)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2005

Cash flows from operating activities
  Net income .... $ 47,208
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation .... $ -
    Decrease in accounts payable ....   -
    Increase in accrued expenses   544
    Decrease in accounts receivable 18,700   19,244

      Net cash provided (used) by operating
       activities   66,452

Cash flows (used) by investing activities:
  Purchase of equipment.....................   -

Cash flows used by financing activities:
  Distributions to shareholders .... (52,875)
  Decrease in other receivables ....   -
  Advances to shareholder ....   -   (52,875)

      Increase in cash   13,577

Cash at beginning of year   15,557

Cash at December 31, 2005 .... $ 29,134

Cash paid during the year for interest ..... $ -

The accompanying notes are an integral part of this statement.

NOTE A   - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE B — FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2005:

Office Equipment	$ -
Less: Accumulated Depreciation	-
	$ -

NOTE C — INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D — NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $27,034, which was $22,034 in excess of its required net capital of $5000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

NOTE E — RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees and overhead expenses paid for the year ended December 31, 2005 was $91,610.

-10-

SUPPLEMENTAL INFORMATION



GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON SUPPLEMENTAL INFORMATION

Board of Directors
Bossio Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Bossio Financial Group, Inc. for the year ended December 31, 2005, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 6, 2006

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL
  Total stockholders' equity (qualifying).......... $ 27,034

  Non-allowable assets
    Furniture, fixtures and equipment............. $ -
    Deposits and receivables......................   -
    Haircuts on securities-stocks and mutual funds   -
    Undue concentrations ....   -   -

  Net capital   27,034

  Net capital requirement   5,000

  Excess net capital $ 22,034

AGGREGATE INDEBTEDNESS
  Total liabilities and aggregate indebtedness ... $ 2,100

Net capital per above .... $ 27,034

Ratio of aggregate indebtedness to net capital ...   .08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

  Net capital, as reported in Company's Part II
    Focus report $ 27,034
    Net audit adjustments   -

  Net capital per above $ 27,034

There are no material differences between net
capital as reported in the Company's Part II
Focus Report and the computation of net capital
above.